March 2, 2005


via facsimile and U.S. mail
Ms. Patty Townsend
Vice President, Secretary and Principal Financial Officer
Golden Enterprises, Inc.
One Golden Flake Drive
Birmingham, AL 35205

	Re:	Golden Enterprises, Inc.
		Form 10-K for the year ended May 31, 2004
		Form 10-Q for the period ending November 30, 2004
		File No. 0-04339

Dear Ms. Townsend:

      We have reviewed the above filings and have the following comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and Analysis.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.













10-K for the year ended May 31, 2005

Explanatory Note, page 3

1. We understand that you have restated your financial statements for the fiscal years ended 2003 and 2002 due to the correction of errors in various prior period accruals. Please tell us how the errors were discovered and what you determined to be the cause, as well as the date that the Company expects to have the issues resolved.

Management`s Discussion and Analysis

Critical Accounting Policies and Estimates, page 13

2. We note that you identify several categories of accounting where critical estimates are necessary to record the activity presented in your financial statements. However, your disclosures appear to lack association with specific estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Also, since you state that you do not believe there is a
"great likelihood" that materially different amounts would be reported under different conditions or using different assumptions, and because you repeat the accounting policy notes in several instances, it appears you have not adhered to the guidance in FRC
Section 501.14.

To the extent you have identified areas involving critical
accounting
estimates, please expand your disclosure to address the
assumptions
made in specific instances where uncertainties exist and where different assumptions could have reasonably been used in making your estimates to comply with Instruction 3 to Paragraph 303(a) of
Regulation   S-K.  Your disclosures should provide information
about
the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information.

If the matters identified under this heading are not properly characterized as relating to critical accounting estimates, please revise your disclosures to clarify how the information relates to the
MD&A objectives articulated in FRC Section 501.12.








Liquidity and Capital Resources, page 14

3. We note that you attribute changes in operating cash flow to "...changes in receivables, inventories, and accounts payable offset by the net loss...."  It seems that you could expand your
discussion
and analysis in a meaningful way by addressing changes in the underlying drivers of the fluctuations observed (e.g. those factors that have impacted cash receipts and cash payments), as would ordinarily be required under FRC Sections 501.13.b.1. and 13.b.2. Please revise your disclosure accordingly. Also submit for our review a computation of operating cash flows covering each period presented using the direct method described in paragraph 27 of SFAS
95.

Operating Results, page 15

4. We understand from your disclosure on page 12 that you sell a variety of products including chips, cakes, dips, meat, and nuts. However, we are unable to locate the disclosure of revenue information by product group that would ordinarily be required under
Item 101(c)(i) of Regulation S-K. It is also unclear which of these products you manufacture as opposed to those for which you simply serve as a reseller. Please revise your disclosures to clarify. We believe it would also be helpful for you to discuss your results of operations by addressing matters such as product mix and profitability of the various product lines you have identified. Please submit for our review a schedule showing sales, gross margin, and operating income attributable to each of the product lines for each period presented. Tell us how you determine which products to manufacture, which to purchase and sell, and describe the process by which decisions to alter the product mix are made and implemented.

Off-Balance Sheet Arrangement, page16

5. We note your disclosure under this heading and in Note 14 explaining that you entered into a five-year purchase agreement with a supplier. Please expand your disclosure to further describe the nature of the contract, indicating what you have agreed to purchase, as well as the quantities and prices per unit to which you are committed in each year. Indicate whether the prices are variable or fixed, such that your exposure to market price risk, as well as the significance of your commitment in relation to your overall needs, is made clear.








Recent Developments, page 16

6. We note that your auditors identified "material weaknesses" in conjunction with their audits of the restatement of previously issued financial statements and for the fiscal year ended May 2004. You state that "The Company intends to identify and implement actions to improve the effectiveness of procedures and internal controls...."
It appears from this statement that the process of putting new internal control objectives into place was ongoing as of the balance sheet date. If true, it is unclear how you were able to certify that controls were effective as of the balance sheet date and that there were no subsequent changes in internal controls. Please revise your disclosures as necessary to clarify. It should be clear how your view of the effectiveness of internal controls shifted once you were presented with conflicting information from your auditors. Any measures necessary to remedy the material weaknesses should be described; it should be clear when you plan to implement the necessary changes. Until these have been resolved, we generally believe that any assertions suggesting that your internal controls are effective would be inconsistent with the information from your auditors.

Financial Statements

Balance Sheet, page 20

7. Given the significance of your prepaid assets account, we believe it would be beneficial to separately disclose those items which are included in the account balance.

Statement of Operations, page 22

8. Tell us the amounts of depreciation included in your cost of sales and calculation of gross margin for each period.

Note 1- Summary of Significant Accounting Policies, page 26

	Inventories

9. Please expand your disclosure to include the nature of cost elements included in inventory as required under Rule 5-02.6(b) of Regulation S-X.








Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      Direct questions regarding accounting issues and related disclosures to Tracie Towner at (202) 824-5673, or in her absence, to
Karl Hiller at (202) 942-1981. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870.


							Sincerely,



							H. Roger Schwall
							Assistant Director




Golden Enterprises, Inc.
March 2, 2005
page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE